October 14, 2021

VIA EDGAR CORRESPONDENCE

DeCarlo McLaren

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust (the "Trust") (File Nos. 333-89822; 811-21114)

Dear Mr. McLaren:

On August 4, 2021, the Trust filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment No. 227 under the Securities Act of 1933, as amended (the "1933 Act"), and Amendment No. 236 under the Investment Company Act of 1940, as amended (the "1940 Act") to the Trust's registration statement (collectively, the "Amendment"). The Trust filed the Amendment to add a new exchange traded fund to the Trust – the ProShares Bitcoin Strategy ETF (the "Fund").

We received comments from you relating to the Amendment. For your convenience and reference, we have summarized the comments in this letter and provided the Trust's response below each comment. The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the "B-Filing"). The B-Filing is being made for the purpose of incorporating modifications to the Fund's Prospectus and Statement of Additional Information in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes as well as to request acceleration.

General

1.Comment: Please respond to all comments in a letter filed as correspondence on Edgar. Please complete all brackets and blanks in your next filing with the Commission. At least one week prior to effectiveness, please provide the Staff with a completed fee table and expense example for our review. Additionally, if any expense limitation applies to a fee reflected in the fee table, please confirm that the expense limitation agreement continues for at least one year from the effective date of the Prospectus.

Response: The Trust will complete all brackets and blanks in the B-Filing. The Trust will provide the Staff, supplementally, with a completed fee table and expense example one week prior to effectiveness. Additionally, the Trust confirms that any expense limitation reflected in the fee table will continue for at least one year from the effective date of the Prospectus.

Prospectus

2.Comment: With respect to the discussion of Bitcoin in the principal investment strategy, please provide a definition of "Bitcoin Network".

Response: The Trust has revised the disclosure as requested.

3.Comment: With respect to the Fees and Expenses, please confirm that any management fee of the subsidiary will be included in the Fund's management fee and similarly that any other expenses of the subsidiary will be included in the Fund's other expenses.

Response: The Trust hereby confirms that any management fee of the subsidiary will be included in the Fund's management fee and similarly that any other expenses of the subsidiary will be included in the Fund's other expenses.

4.Comment: With respect to the description of Bitcoin futures contracts in the "Principal Investment Strategies", please supplementally explain (i) whether there are capacity constraints given existing volumes and open interest positions in the Bitcoin futures market that would limit the size of the Fund's exposure to Bitcoin futures or the capacity for the Fund and other similar funds, and (ii) whether the Advisor expects investment by the Fund and other similar funds to have a material impact on the price of such contracts. Please provide data analysis to support your conclusion. Additionally, please explain whether there is potential for herd behavior for your Fund and funds that utilize a similar investment strategy.

Response: The Advisor does not expect that the current level of existing CME Bitcoin futures volumes and open interest would create capacity constraints for the Fund or otherwise limit the Fund's ability (or the ability of similar products) to obtain the desired exposure to Bitcoin futures contracts, or that the Fund's futures transactions (and transactions by similar products) are likely to have a material impact on the price of such contracts.

The current volume and open interest in CME Bitcoin futures contracts has increased significantly since such contracts began trading. See, https://www.cmegroup.com/education/bitcoin/futures- liquidity-report.html .   For example, in August of 2021, the average daily notional volume in the front month CME Bitcoin futures contracts was $1.18 billion and open interest was $1.08 billion. This is an increase of 146% and 124% over August 2020, respectively.

The Advisor believes the current level of futures volumes and open interest indicate a market of sufficient size and liquidity and will not create capacity constraints or exposure limits for or limit the ability of the Fund (or similar products) to obtain desired exposure. For the same reasons, the Advisor does not believe the Fund's futures transactions (and transactions by similar products) are likely to have a material impact on the price of such contracts. Importantly, unlike the supply of equity securities (which typically is fixed by the number of shares issued) additional futures contracts may be created whenever there is sufficient interest in such contracts.

The charts below illustrate these points. The first two charts show the growth in volume and open interest of CME futures contracts and that, in general, open interest has moved with contract volume. The first chart looks at monthly averages and the second looks at 12-month rolling periods.

Front-Month CME Bitcoin Futures - Monthly Average, Jan. 2019 to Sep. 2021
Contracts
Contract Volume
Contract Open Interest
14,000
13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21

Front-Month CME Bitcoin Futures - Rolling 1-Year Daily Average Jan. 2019 to Sep. 2021
Millions
Notional Volume
Notional Open Interest
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21

The chart that follows shows the high degree of correlation between the price of Front Month CME Bitcoin Futures and the CF Bitcoin-Dollar US Settlement Price. The significant increases in contract volume illustrated above have not resulted in significant deviations between the price of front Month CME Bitcoin Futures and the price of spot bitcoin as measured by the CF Bitcoin- Dollar US Settlement Price, which were highly correlated during the measurement period.

Front Month CME Bitcoin Futures vs. CF Bitcoin-Dollar US Settlement Price
Rolling 1-Month Correlation - Jan. 2019 to Sep. 2021
1.000
0.995
0.990
0.985
0.980
0.975
0.970
0.965
0.960
0.955
0.950
0.945
0.940
0.935
0.930
0.925
0.920
0.915
0.910
0.905
0.900
0.9912
0.9143
Rolling 1-Month Correlation
Full Sample Correlation = 0.9859
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21

Front Month CME Bitcoin Futures
Bid-Ask Spread - Daily, Jan. 6, 2021 to Sep. 30, 2021
0.300%
0.275%
0.250%
0.225%
0.200%
0.175%
0.150%
0.125%
0.100%
0.075%
0.050%
0.025%
0.000%
Bid-Ask Spread
Average = 0.10%
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21

1-Month Correlation Minimum = 0.9143 (Jan. 2, 2020)

1-Month Correlation, as of May 19, 2021 = 0.9912

The lack of a material impact on price is further supported by an analysis of the bid-ask spreads on the Front Month CME Bitcoin futures contracts (this analysis uses a shorter sample due to intraday data availability). If demand had a material impact on price, we would expect to see widening bid- ask spreads as demand increases. Instead, as illustrated below, spreads clustered around the mean throughout the period.

As the assets of the Fund and similar products grow, the Fund and such products will need to enter into additional CME bitcoin futures contracts to achieve their desired exposures. As illustrated by the data provided above, the Advisor expects the market will meet this demand with a corresponding increase in open interest and trading volumes without a detrimental impact on the price of such contracts.

As with other types of futures contracts and securities tracking a benchmark or index, there is the always the possibility that (i) investors seeking exposure to such benchmark or index may utilize similar, or even identical, investment strategies or (ii) investors seeking to change their exposure or "roll" their futures positions will seek to do so within the same general period of time (i.e., "herd behavior"). However, since the Fund is actively managed and has flexibility as to when and how to achieve its investment objective and obtain (or liquidate) its investment exposure, the Advisor believes these risks are mitigated with respect to the Fund. Nevertheless, in the "Liquidity Risk" discussion on [page 6] of the Prospectus, the Advisor has included risk disclosure warning investors about potentially illiquid markets and the potential impact of trading by the Fund and other market participants on the liquidity and price of the CME futures contracts traded by the Fund.

5.Comment: Please revise the Registration Statement to remove all references to investments that provide exposure to bitcoin or bitcoin futures that are not traded on a U.S. regulated exchange.

Response: The Trust has revised the disclosure as requested.

6.Comment: With respect to the Cayman subsidiary, please confirm on a supplemental basis whether:

(a)The Fund intends to comply with Section 8 of the 1940 Act and Section 18 of the 1940 Act on an aggregate basis with the subsidiary.

(b)The Advisor to the subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act and that the Fund will include the investment advisory agreement between the subsidiary and its adviser as a material contract in its registration statement. The Staff notes that if the same entity serves as adviser to the Fund and the Subsidiary, the reviews of the agreements may be combined for purposes of complying with Section 15(c) of the 1940 Act.

(c)The subsidiary will comply with the requirements of Section 17 of the 1940 Act. Additionally, please identify the custodian of the subsidiary.

(d)The financial statements of the subsidiary will be consolidated with the Fund.

(e)Any principal strategies and risks of the subsidiary are disclosed as part of the strategy and risks of the Fund.

(f)Please confirm that the subsidiary and its Board of Directors will agree to designate an agent for service of process in the United States and the subsidiary and its Board of Directors will agree to inspection by the Staff of the SEC of the subsidiary's books and records which will be maintained in accordance with Section 31 of the 1940 Act.

Response:

(a)The Trust confirms that the Fund intends to comply with the requirements of Section 8 and Section 18 on an aggregate basis with the subsidiary.

(b)The Trust so confirms.

(c)The Trust confirms that the subsidiary will comply with requirements of Section 17 of the 1940 Act. The Trust notes that UMB Bank, N.A., the Fund's custodian will serve as Custodian to the subsidiary.

(d)The Trust so confirms.

(e)The Trust so confirms.

(f)The Trust so confirms.

7.Comment: Please confirm whether the Fund will seek to obtain leveraged exposure to futures contracts.

Response: The Fund does not seek to obtain leveraged (i.e., more than 100%) exposure to futures contracts.

8.Comment: Please include risk disclosure related to the Fund's investments in cash and cash equivalents.

Response: The Trust has revised the disclosure as requested.

9.Comment: Please remove references to pooled investment vehicles and other investment companies that provide exposure to bitcoin or bitcoin-related instruments.

Response: The Trust has revised the disclosure as requested.

10.Comment: Where applicable, please clarify in the Registration Statement whether the Fund will use cash or in-kind creations and redemptions. Additionally, please disclose that the cash creations and redemptions may cause the ETF to incur costs, including brokerage costs if the transaction fees paid by Authorized Participants are not sufficient to cover these brokerage costs. Please disclose that these costs could be borne by the Fund and would have a negative impact on Fund performance. Please include a "cash transaction risk" that describes the risks of cash creations and redemptions.

Response: The Trust has revised the disclosure as requested.

11.Comment: With respect to Bitcoin Risk, please explain supplementally how the Fund would have operated on May 19, 2021 and September 7, 2021.

Response: The Advisor believes (i) the Fund would have operated as expected if it had been in operation on May 19, 2021 or September 7, 2021 and (ii) the Fund would not have experienced any significant issues obtaining appropriate investment exposure, exiting its positions, honoring redemptions (if any) or calculating a net asset value ("NAV").

While there was significant volatility in Bitcoin and Bitcoin futures contracts on both May 19th and September 7th and the front-month CME Bitcoin futures contracts experienced temporary trading halts (two on May 19th and none on September 7th), trading continued throughout the day with significant volume and a closing price was reported. Specifically, the notional traded value based on the volume weighted average price was $4.8 billion on May 19th and $2.8 billion on September 7th. Open interest in the contracts only declined by 0.39% (103 contracts) on May 19th and only declined by 3.14% (175 contracts) on September 7th, as compared to the day before. This indicates that there was significant interest on both sides of the trade from both buyers and sellers on both days. Additionally, as illustrated in the charts provided in response to Comment 4, the 1-

month correlation between the price returns of front-month CME Bitcoin futures contracts and spot bitcoin on both May 19th (0.9912) and September 7th (0.9848) was not meaningfully different from the full sample correlation (0.9859), notwithstanding the volatility in the market on May 19th and September 7th.

In light of this liquidity, the Advisor believes the Fund would have been able to obtain the desired futures exposure and exit its positions, if necessary. The Advisor further notes that as an actively managed strategy, the Fund is not required to enter or exit positions if, in its judgement, it cannot do so at a reasonable price.

Additionally, the CME reported a closing price for CME Bitcoin futures, which would have allowed the Fund to calculate an end-of-day NAV. In light of the above, the Advisor believes that the market events on these two days would not have had a material impact on (i) the liquidity profile of the Fund, (ii) the ability of the Fund to obtain appropriate investment exposure or to meet redemption requests, (iii) the ability of the Fund to calculate NAV, or (iv) otherwise had a material adverse impact on the operations of the Fund or secondary market trading of Fund shares.

Further, the Advisor notes the Bitcoin Strategy ProFund (BTCFX), a mutual fund managed with a substantially similar investment strategy as the Fund by ProFund Advisors, an affiliate of the Advisor, did not experience market liquidity or other operational issues on September 7th (this Fund commenced operations on July 28, 2021). On September 7, the Bitcoin Strategy ProFund had subscriptions totaling approximately $500,000, representing about 3.6% of the prior day's net assets, and was able to obtain appropriate exposure to bitcoin futures contracts in order to meet the increased asset amounts, and otherwise operated as expected.

12.Comment: Please include "authorized participant risk." Additionally, with respect to risks that are specific to ETFs (e.g., market price variance), please consider including them under a separate heading called "ETF Risks."

Response: The Trust has revised the disclosure to include the requested authorized participant risk. The Trust respectfully declines to place risks particular to ETFs under a separate header from the Principal Investment Risks as it believes this may mislead investors to believe these risks are less likely to occur than other principal risks or less likely to have an adverse impact than other principal risks.

13.Comment: With respect to the Fund's investments in Bitcoin Futures:

(a)Please supplementally disclose the anticipated liquidity classification under Rule 22e-4 of the Bitcoin futures contracts in which the Fund intends to invest and the rationale for that classification.

(b)Please explain supplementally how the Fund determines that its investment strategy is appropriate for the open-end structure. Please include in your response general market data on the types of investments the Fund will invest in and information concerning the relevant factors in Rule 22e-4.

(c)Please also discuss the Board's consideration of the open-end strategy.

Response:

(a)As mentioned above, the Advisor notes that the market for Bitcoin futures has grown significantly since such contracts began trading. In August 2021, the average daily notional volume and open interest in the front-month CME Bitcoin futures was $1.18 billion and $1.08 billion, respectively. The Advisor further notes that CME Bitcoin futures are cash settled, typically on a t+0 basis. The front-month, cash-settled Bitcoin futures contracts in which the Fund invests are expected to be classified as "highly liquid." Under current market conditions and at the level at which the Fund is expected to invest, the Fund expects that positions in significant size would to be convertible to cash in three business days or less without the conversion to cash significantly changing the market value of such contracts.

(b)As noted, the Advisor expects the Bitcoin futures contracts in which the Fund invests would be considered highly liquid under current market conditions. The Fund's liquidity program administrator will continue to evaluate the liquidity of the Fund's investments under both normal and reasonably foreseeably stressed conditions in light of the factors set forth in Rule 22e-4 and the Fund's portfolio investments. As noted above, Bitcoin futures are cash settled, typically on a t+0 basis. In addition, the Advisor notes that since Bitcoin futures are purchased on margin, a significant portion of the Fund's assets typically will be held in money market instruments and will be readily available to meet redemption requests. Even during stressed markets, such as the market for Bitcoin futures on May 19th and September 7th, there was ample liquidity in the market for front-month CME Bitcoin contracts.

(c)Rule 22e-4 and its related adopting release indicate that the determination that a fund's investment strategy is appropriate for an open-end fund must be made by the fund, as part of the liquidity risk management program element relating to the assessment, management, and periodic review of liquidity risk.

The Fund's Board has approved, and the Fund has adopted and implemented, a Liquidity Risk Management Program which delegates to the Advisor, as Program Administrator, the assessment of the Fund's liquidity risk, including the consideration as part of this determination of whether the investment strategy is appropriate for an open-end fund. In making this determination, the Advisor considered a number of factors, including, for example, the liquidity of bitcoin futures under stressed and other market conditions, the settlement period for such contracts, the concentration of the Fund's portfolio, and the use of borrowing (i.e., reverse repurchase agreements) as part of the Fund's investment strategy, among other factors. The Board considered the Advisor's determination and the Fund's open-end strategy at a meeting held on September 13-14, 2021, at which the Board approved the Fund's investment strategy and classification as an open-end investment company.

14.Comment: Given that Funds organized as ETFs cannot generally close to new investors, please supplementally explain how the Fund intends to respond if the Fund were to reach its CME position limits and position accountability levels on CME Bitcoin futures contracts.

Response: As of the date of this response, the CME position limit on spot month CME Bitcoin futures contracts is 2000 contracts and the aggregate accountability levels on spot and longer-dated CME Bitcoin futures contracts is 5000 contracts. The CME has announced its intention to increase the position limit on spot month contracts to 4000.1 Roughly speaking, and based on current contract prices, the spot position limits restrict the Fund's ability to invest in spot month CME Bitcoin futures contracts to approximately $440 million at launch and

1See, https://www.cmegroup.com/content/dam/cmegroup/notices/market-regulation/2021/09/MSN09-30- 21.pdf approximately $875 million beginning in November (in each case with additional capacity for longer-dated contracts subject to CME accountability levels).

If the Fund were to reach its position limits and position accountability levels on Bitcoin futures contracts, the Advisor intends to take such action as it believes appropriate and in the best interest of the Fund in light of the totality of the circumstances at such time. Given that it is not clear whether or when the Fund would hit such position limits, what market conditions would exist at the time, and what regulations would be in effect, it is difficult to say with more specificity how the Fund intends to act. That said, the Fund intends to reserve the right in its registration statement, in such instances, to invest in U.S. listed equity securities whose performance the Advisor believes may correspond, or be closely related, to the performance of bitcoin or bitcoin futures contracts, such as equity securities of companies involved in the cryptocurrency industry. Under the current principal investment strategies, the Fund may also consider investing any cash on hand due to position limits or accountability levels in money market instruments.

The Fund also may, after consultation with the Staff of the SEC, consider investing in U.S. listed futures contracts on cryptocurrencies other than Bitcoin or in other bitcoin-related instruments whose performance the Advisor believes may correspond to the performance of bitcoin or bitcoin futures contracts, such as exchange traded notes and funds, privately offered funds, or swaps on a Bitcoin reference rate. The Fund would not invest in these other instruments if doing so would be inconsistent with applicable law or regulation or the then-stated position of the Securities and Exchange Commission. The Fund notes that such investments would be subject to Board approval and shareholder notification requirements.

Additionally, the Fund may seek any potentially available exemption from position limits or accountability levels under the rules of the CME or other exchanges listing such contracts. Lastly, the Fund could consider changing its investment objective or converting from an ETF to a traditional mutual fund or closed-end fund.

15.Comment: Please confirm and disclose that the Fund will engage with or discuss with the Staff before investing in U.S. listed futures contracts on cryptocurrencies other than Bitcoin or in other bitcoin-related instruments whose performance the Advisor believes may correspond to the performance of bitcoin or bitcoin futures contracts, such as exchange-traded notes and funds, privately offered funds, or swaps on a Bitcoin reference rate.

Response: The Trust confirms that the Fund will engage with or discuss with the Staff before investing in U.S. listed futures contracts on cryptocurrencies other than Bitcoin or in other bitcoin-related instruments whose performance the Advisor believes may correspond to the performance of bitcoin or bitcoin futures contracts, such as exchange-traded notes and funds, privately offered funds, or swaps on a Bitcoin reference rate. The Trust has revised the disclosure as requested.

16.Comment: Please disclose in the principal investment strategy and risks that the Fund is non-diversified.

Response: The Trust has revised the disclosure as requested.

17.Comment: Please disclose in the principal investment strategy, the process of rolling futures contracts and the possibility of contango.

Response: The Trust has revised the disclosure as requested.

18.Comment: Please include in the principal risks the risks of investing in the subsidiary. Please confirm that the principal investment strategy and principal risks of the subsidiary are included in the principal investment strategy and principal risks of the Fund.

Response: The Trust confirms that the risks of the subsidiary are included in the principal risks of the Fund.

19.Comment: Please include in the discussion of capacity risk, the impact of failing to meet the RIC diversification requirement.

Response: The Trust has revised the disclosure as requested.

20.Comment: Please supplementally explain the CME's position limits and accountability levels and any impact these limits would have on the ability of the Fund to comply with the rules and regulations promulgated under the 1940 Act. In addition, please indicate how position limits will be applied to the Fund, its affiliated mutual fund, and any future registered investment companies that invest in bitcoin futures.

Response: As of the date of this response, the CME position limit on spot month CME Bitcoin futures contracts is 2000 contracts and the aggregate accountability levels on spot and longer-dated bitcoin futures contracts is 5000 contracts. The CME has announced its intention to increase the position limit on spot month contracts to 4000.2 Roughly speaking, and based on current contract prices, the spot position limits restrict the Fund's ability to invest in spot month contracts to approximately $440 million at launch and $875 million beginning in November (with additional capacity for longer-dated contracts subject to CME accountability levels).

Any inability to obtain the desired exposure to CME Bitcoin futures contracts as a result of position limits or accountability levels will cause the Fund's performance to deviate from the price of such futures contracts and could otherwise have a negative impact on Fund performance (as disclosed in the Fund's Registration Statement). However, the Trust does not believe that the CME position limits or accountability levels will have any material impact on the ability of the Fund to comply with the rules and regulations promulgated under the 1940 Act.

The Advisor and the Fund intend to comply with all applicable law and regulation governing the aggregation and netting of positions in bitcoin futures contracts. The Advisor intends to aggregate positions held by the Fund and the Bitcoin Strategy ProFund and any future funds advised by the Advisor that invest in bitcoin futures contract.

21.Comment: Please clarify the risks associated with the use of derivatives to reflect the Fund's intention to invest exclusively in futures contracts traded on a regulated U.S. exchange.

Response: The Trust has revised the disclosure as requested.

22.Comment: Supplementally, please describe the Fund's plan for coming into compliance with Rule 18f-4 including a preliminary overview of the key elements of the expected derivatives risk management program and anticipated use of a relative or absolute VaR test. Please disclose supplementally the Fund's designated reference index for VaR calculation purposes.

2See, https://www.cmegroup.com/content/dam/cmegroup/notices/market-regulation/2021/09/MSN09-30- 21.pdf.

Response: The Fund intend to comply with Rule 18f-4 at the time the Fund is launched. The Fund has adopted and is implementing a written derivatives risk management program, which includes policies and procedures reasonably designed to manage the Fund's derivatives risks as required by Rule 18f-4. The program is administered and overseen by a committee that has been designated by the Fund's Board as the derivatives risk manager. The program will identify and provide an assessment of the Fund's derivatives usage and risks as they pertain to both Bitcoin futures contracts and reverse repurchase agreements. The program will provide risk guidelines that, among other things, consider and provide for (1) limits on the Fund's futures exposure; (2) monitoring and assessment of the Fund's exposure to illiquid investments (if any); (3) monitoring and assessment of the credit quality of the Fund's counterparties and FCMs; and (4) monitoring of margin requirements, position limits and position accountability levels. Additionally, the program will provide for stress testing, backtesting, internal reporting and escalation, and periodic review in compliance with Rule 18f-4.

The Fund anticipates that it will use and comply with a relative VaR test and anticipates using the CF Bitcoin-Dollar US Settlement Price as its designated index. The designated index is administered by CF Benchmarks, Ltd, a leading provider of cryptocurrency indices. CF Benchmarks is not an affiliated person of the Advisor and the designated index was not created at the request of the Fund or the Advisor. CF Bitcoin-Dollar US Settlement Price is a benchmark index price for Bitcoin that aggregates trade data from multiple Bitcoin-USD markets operated by major cryptocurrency exchanges that conform to the CF Constituent Exchange Criteria.3 The Fund uses this as its designated index because, among other reasons, it is calculated using much the same methodology as the settlement price underlying the CME bitcoin futures contracts in which the Fund invests and is calculated daily as of 4:00 p.m. – the same time the Fund calculates its NAV and conducts VaR testing.

23.Comment: Supplementally, please explain the Fund's plans for liquidity management generally, including during both normal and reasonably foreseeable stressed conditions.

Response: As required by the Fund's Liquidity Risk Management Program, the Fund's liquidity program administrator will evaluate the liquidity of the Fund's investments under both normal and reasonably foreseeably stressed conditions. In doing so, the Liquidity Risk Manager will take into consideration factors such as (i) short-term and long-term cash flow projections, (ii) the Fund's money market instrument holdings, (iii) the Fund's concentration in Bitcoin futures contracts, (iv) the Fund's access to borrowing and use of reverse repurchase agreements, (v) the size of the Fund's holdings and anticipated creations and redemptions in relation to the market for CME Bitcoin futures contracts, (vi) the relationship between the Fund's portfolio liquidity and the spread at which it is anticipated to trade, and (vii) the effect of the cash redemption basket on the overall liquidity of the Fund's portfolio. For additional information, see the Trust's response to Comment 11 and Comment 13.

Investment Objective, Principal Investment Strategies and Related Risks

24.Comment: Please remove any references to passive investing strategies.

Response: The Trust has revised the disclosure as requested.

3See, https://www.cfbenchmarks.com/indices/XBTUSD_US_RR.

25.Comment: Supplementally, please provide the broad-based market index the Fund intends to use in its performance table.

Response: The Trust intends to use the S&P 500 Index as its broad-based securities market index for purposes of complying with the requirements of Item 4(b)(2)(iii), but may include an additional index in its performance presentation.

26.Comment: Supplementally, please describe any exchange rules that would limit the ability of the Fund to execute its strategy or limit the operations of APs.

Response: The Trust does not believe the exchange rules would limit the Fund's ability to execute its strategy or limit the operations of its APs. The impact of CME position limits and accountability levels is discussed in the response to Comment 19.

27.Comment: With respect to the description of Bitcoin in the Statutory Prospectus, please consider the use of a work other than "storage."

Response: The Trust has revised the disclosure as requested.

28.Comment: With respect to the discussion of bitcoin mining in the Statutory Prospectus, please disclose the environmental impact of bitcoin mining.

Response: The Trust has revised the disclosure as requested.

29.Comment: With respect to the description of Bitcoin in the Statutory Prospectus, please define "fiat currency" in plain English.

Response: The Trust has revised the disclosure as requested.

30.Comment: With respect to the discussion of Bitcoin futures in the Statutory Prospectus, please explain "notional exposure" in plain English.

Response: The Trust has revised the disclosure as requested.

31.Comment: Please correct the typographical error in the discussion of margin in the statutory prospectus.

Response: The Trust has revised the disclosure as requested.

32.Comment: Please clarify the risks associated with the use of derivatives to align with the Fund's investment strategy.

Response: The Trust has revised the disclosure as requested.

33.Comment: With respect to Subsidiary Risk, please remove the disclosure that asserts that investors will not have all the protections offered to investors in registered investment companies.

Response: The Trust has revised the disclosure as requested.

34.Comment: With respect to Counterparty Risk, please enhance the readability of the disclosure by breaking paragraph into multiple parts.

Response: The Trust has revised the disclosure as requested.

35.Comment: Please reconcile the terminology used to describe the indicative optimized portfolio value throughout the registration statement.

Response: The Trust has revised the disclosure as requested.

36.Comment: Please confirm whether the Fund will engage in securities lending.

Response: The Trust has removed the discussion of securities lending.

37.Comment: With respect to Trading Risk in the Statutory Prospectus, please enhance the readability of the disclosure by listing the exchange.

Response: The Trust has revised the disclosure as requested.

38.Comment: With respect to the portfolio managers, please provide their biographical information in the statutory prospectus and include their names in the statutory prospectus.

Response: The Trust has revised the disclosure as requested.

39.Comment: With respect to the Determination of NAV, please confirm whether the Fund will be investing in derivatives linked to an index. If not, please remove the disclosure.

Response: The Trust has revised the disclosure to reflect that the Fund will only look to the instruments that are also linked to the reference rate that underlies its futures contracts when it is implementing its fair value methodology.

40.Comment: With respect to the tax disclosure in the statutory prospectus, please remove all references to instruments not referenced in the principal investment strategy.

Response: The Trust has revised the disclosure as requested.

41.Comment: Please revise the discussion of the Rule 12b-1 plan, to clarify that no payments were made in the prior fiscal year because the Fund was not in operation.

Response: The Trust has revised the disclosure as requested.

Statement of Additional Information

42.Comment: In the Statement of Additional Information, please identify the current index.

Response: The Trust has removed this discussion in response to the Staff's comment 23.

43.Comment: In the Statement of Additional Information, please remove references to derivatives other than those traded on a U.S. regulated exchange.

Response: The Trust has revised the disclosure as requested.

44.Comment: Please revise the discussion of Rule 18f-4 to indicate when the Fund intends to come into compliance with the rule.

Response: The Trust has revised the disclosure as requested.

45.Comment: In the Statement of Additional Information, please confirm whether the Fund will invest in other investment companies.

Response: The Trust has revised the disclosure as requested.

46.Comment: With respect to the discussion of Rule 144A securities in the Statement of Additional Information, please provide the attribution for statements attributed to the Staff and clarify whether those pronouncements were from the Staff or the Commission.

Response: The Trust has removed the referenced discussion from the Statement of Additional Information.

47.Comment: With respect to the discussion of brokerage commissions, please clarify what this phase is intended to mean in the context of the Fund's investments.

Response: The Trust has revised the disclosure as requested.

48.Comment: With respect to the Fund's Code of Ethics, please confirm whether the Fund's Code of Ethics applies to transaction in Bitcoin and Bitcoin futures and whether employees are required to pre-clear such transactions.

Response: The Trust confirms the above.

49.Comment: Please discuss supplementally how the Authorized Participants and market makers will hedge their exposure to the ETF.

Response: Based on our discussions with Authorized Participants and market makers, we understand that the primary instrument used by such firms to hedge Fund exposure will be CME bitcoin futures contracts. Our understanding is that the consensus among these firms is that this contract is readily tradeable and that there is sufficient liquidity to support the Fund and act as an appropriate hedge. This contract trades nearly 24 hours a day with price limit protections and velocity pauses to help ensure an orderly market and price discovery. We further understand that the liquidity and protections offered by a CME-listed instrument are additional reasons why the CME futures contracts are likely be the primary hedging instrument.

We understand that secondary hedging instruments will likely include spot bitcoin, pooled investment vehicles (such as the Grayscale Bitcoin Trust) and Canadian ETFs that offer exposure to spot bitcoin. We understand that several Authorized Participants and market makers are active participants in the spot bitcoin markets. These firms have traded spot bitcoin alongside the CME futures since the launch of CME futures in 2017. This potential arbitrage between CME bitcoin futures and physical bitcoin is a key component of the broader bitcoin market and the market for bitcoin futures ETFs.

While some broker dealers may not be able to hold spot bitcoin, we anticipate that the Authorized Participants and market makers that are going to be most active participating in and quoting the Fund will be able to hold all of the instruments mentioned above.

50.Comment: Please remove all discussions of in-kind creations and redemptions.

Response: The Trust has revised the disclosure as requested.

51.Comment: Please remove references to Funds not included in the registration statement.

Response: The Trust has revised the disclosure as requested.

52.Comment: Please remove all references in the Tax section to instruments that the Fund will not use.

Response: The Trust has revised the disclosure as requested.

53.Comment: Please remove all references to international holidays.

Response: The Trust has revised the disclosure as requested.

54.Comment: Please remove the discussion of the securities lending program if it is not applicable to the Fund.

Response: The Trust has removed the discussion of securities lending.

55.Comment: Please disclose in the statutory prospectus, the derivative action process described in Section 7.1.2 of the Amended and Restated Declaration of Trust.

Response: The Trust has added the requested disclosure.

56.Comment: With respect to the Part C, please include the 33 Act amendment number for each exhibit incorporated by reference.

Response: The Trust has revised the Part C as requested.

* * * * *

We hope that these responses adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/Kristen Freeman

ProShare Advisors LLC

Senior Director, Counsel